Mail Stop 3561

June 8, 2007

Mr. Christopher Stringer
  Chief Financial Officer
ACTIONVIEW INTERNATIONAL, INC.
1892 West Broadway, 2nd Floor
Vancouver, British Columbia,
Canada V6Y1J9

> **Re: ActionView International, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 033-03328-D**

Dear Mr. Stringer:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Management's Discussion and Analysis

Liquidity and Capital Resources, page 27

1.   See paragraphs (d)(i) and (d)(vi) with respect to the HSBC Bank of Canada and CLX
        Investment Company lines of credit. In future filings, disclose the total amount available
        under these credit facilities if different from the outstanding amounts at December 31,
        2006. Also disclose whether you have any commitments of financing from your
        shareholders, directors or officers to provide you with loans, advances or other sources of
        funding.

2.   See the last paragraph under this heading. In future filings, please prominently disclose
        in all annual and interim filings, the fact that you have received a going concern opinion
        from your accountants, and clearly explain the implications of receiving such an opinion.

Changes in and Disagreements with Accountants on Accounting…Financial Disclosure, page 32

3.   In future filings, please consider deleting the first and second paragraphs, as the
        information has been previously reported and as it pertains to periods no longer included
        in the current filing.

Controls and Procedures, page 32

4.   In future filings, please revise this section to indicate whether both, the Chief Executive
        Officer and the Chief Financial Officer, have concluded that your disclosure controls and
        procedures were effective. We note your current disclosure refers solely to the principal
        accounting officer and President, which, based on the Exhibit 31.2 Certification appears
        to be Mr. Christopher Stringer, the Chief Financial Officer. In this regard, reference to
        your Chief Executive Officer appears to have been inadvertently omitted from the Item
        8A disclosure. Reference is made to Item 307 of Regulation S-B.

Report of Independent Registered Public Accounting Firm

5.   Reference is made to the introductory and opinion paragraphs where you refer to the
        report of "other auditors" as of and for the year ended December 31, 2002 and the
        cumulative period from January 26, 1986 (inception) to December 31, 2002. Please
        include the report of the "other auditors" in future filings on Form 10-KSB, or if such
        report cannot be provided, this information may be labeled "unaudited" by your current
        auditors. The reasons why cumulative balances cannot be audited should be disclosed.
        To the extent continued reference is made to "other auditors," such report is required to
        be included in the filing.

Financial Statements

Statements of Operations and Deficit, page F-4

6.   Reference is made to the three asset impairment line items. In future filings, please revise your statements of operations and MD&A discussion to reclassify each of these impairment line items within "operating expenses." Further, delete from the face of the statements of operations, the non-GAAP sub-total line "Net loss before the following."

7.   Future filing consideration should also be given to reclassifying within the statements of operations the following line items to be included under a category such as "Other income/(expense):" "finance and interest expense" and "(gain) loss on foreign exchange." These appear to represent non-operating expenses. Further, you may consider including a separate profitability line item, such as "Loss from operations," following the aggregated total of your operating expenses.

Statements of Cash Flows, page F-5

8.   Bank indebtedness, including that resulting from cash overdrafts, should be classified as a financing activity rather than as a cash deficiency. In future filings, please revise your statements, where applicable, to present ending cash as zero in these circumstances.

Statement of Stockholders' Deficiency, page F-6

9.   Assuming that you still consider yourself to be a development stage company, you are required to provide a cumulative statement of stockholders' equity showing all activity from the Company's inception date (consistent with your disclosure on the consolidated statements of operations and the consolidated statements of cash flows). Refer to paragraph 11(d) of SFAS No. 7. Please revise in future filings.

Note (9) Common Stock, page F-17

Exchangeable Shares

10.   We note that you classify the exchangeable shares within shareholders' equity. Please confirm, if true, that there are no conditions under which you could be required to net-cash settle the shares or to convert on other than a one for one basis. In this regard, we assume that you are not required to settle the contract by delivering registered shares. Please advise.

Note (13) Subsequent Events, page F-23

11.   Regarding the notice of default from CLX, on an ongoing basis, disclose the terms of the conversion feature which would equate to the issuance of 8,907,100 shares. Further, disclose the consequences of not repaying the $180,000 of convertible promissory notes on a timely basis, including the number of common shares that could be issued.

12.   You state that the company committed to a plan to dispose of substantially all of its operations and operational assets. We also note (page 16) that you committed to an active plan to sell your operations and operating assets in Vancouver. Please tell us whether "substantially all" of your operations and operational assets are those in Vancouver or whether your disposal plans have broadened to include additional assets and activities. If you successfully carry out these plans, please tell us which assets, operations, activities and/or revenues will remain. Clarify whether you may constitute a shell company after completion of your disposal plans.

13.   In this regard, we have reviewed your Form 10-QSB for March 31, 2007. The footnotes to the financial statement make no reference to your apparent plan to dispose of substantially all of your operations. Your MD&A disclosures, including your discussion of expected revenue and capital requirements (page 14) appear to imply that there will be no significant changes in your business. Please explain whether and how your plans have changed. Your Form 10-QSB for June 30, 2007 should fully and clearly explain these matters as well. Your present disclosures are confusing.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief